NYM123 HB-HB 15:23 Futuremedia Receives Nasdaq Notice
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+ NYM ED1 TNW IRW RWB FC1 (FUTUREMEDIA PLC/BRAINERD 923017  NY)
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...m.a/metfi r f bc-Futuremedia-Nasdaq   07-02


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[STK] FMDA [IN] ADV MLM CPR
[SU] TO BUSINESS EDITOR:

                       Futuremedia Receives Nasdaq Notice

    BRIGHTON, England, July 2 /PRNewswire-FirstCall/ -- Futuremedia plc (Nasdaq:
FMDA), a leading learning and brand communications provider, today announced the Company received a letter from The Nasdaq Stock Market indicating that the Company is not in compliance with Marketplace Rule 4320(e)(2)(E)(ii) (the "Rule"), which requires a minimum bid price of $1 per American Depositary Share. In accordance with the Rule, Futuremedia will be provided 180 calendar days, or until December 24, 2007, to regain compliance.
    To regain compliance, the closing bid price of the Company's ADSs must remain at $1 per share or more for a minimum of 10 consecutive trading days. If this occurs, Nasdaq will provide written notification that Futuremedia has regained compliance with the Rule.
    If the Company does not regain compliance with the Rule by December 24, 2007, Nasdaq will determine whether the Company meets The Nasdaq Capital Market initial listing criteria set forth in Marketplace Rule 4320(e), except for the bid price requirement. If it meets the initial listing criteria, Nasdaq will notify the Company that it has been granted an additional 180 calendar day compliance period. If the Company is not eligible for an additional compliance period, Nasdaq will provide the Company with written notification that its securities will be delisted. At that time, Futuremedia may appeal Nasdaq's determination to delist its securities to a Listing Qualifications Panel.

    About Futuremedia
    Futuremedia plc is a global media company providing online education, e-marketing and brand communications services to public and private sector organizations. Established in 1982 and listed on the Nasdaq in 1993, we help our clients to communicate their values, product and brand information to employees, customers and industry, and we believe that education, or learning, is a key component in the communication mix. Futuremedia divisions are Futuremedia Learning and Button Communications. For more information, visit www.futuremedia.co.uk

    "Safe Harbor" Statement under Section 21E of the Securities Exchange Act of 1934: This press release contains forward-looking statements related to future results and speaks only of Futuremedia's expectations as of the date hereof. Such statements include expectations regarding: the Company's ability to maintain its listing on the Nasdaq-CM; the expected benefits from new sales, contracts or products; the expected benefits and success of operations in new markets; the expected benefits of expanding the sales operations of group companies into new geographical markets; the expected benefits of acquisitions; the expected benefits of financing arrangements; and the Company's future financial condition and performance. Such statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from expectations. The risks and uncertainties include: risks associated with the Company's ability to maintain its listing on the Nasdaq C-M; risks associated with the Company's ability to develop and successfully market new services and products (including the risk that such products may not be accepted in the market), risks relating to operations in new markets (including the risk that such operations may not deliver anticipated revenue or profits); risks associated with acquisitions (including the risk that such acquisitions may not deliver the benefits expected by management and risks associated with integration of acquisitions generally); risks that financing arrangements could result in substantial dilution to shareholders because of subscription prices below the current market value of the Company's ADSs or other factors; risks relating to the Company's ability to operate profitably in the future; risks associated with rapid growth; the Company's ability to successfully develop its business in new geographic markets; the early stage of the e-learning market; rapid technological change and competition; and other factors detailed in the Company's filings with the US Securities and Exchange Commission. The Company expressly disclaims any obligation to release publicly any updates or revisions to any such statement to reflect any change in expectations or in information on which any such statement is based. All product names and trademarks mentioned herein are trademarks of Futuremedia or their respective owners.

SOURCE  Futuremedia plc
    -0-                             07/02/2007
    /CONTACT: US - Mike Smargiassi or Dianne Pascarella, both of Brainerd Communicators, Inc., +1-212-986-6667, ir@futuremedia.co.uk; or UK - Gerry Buckland, +44-7919-564126, infomac1@mac.com/
    /First Call Analyst: /
    /FCMN Contact: /
    /Web site:  http://www.futuremedia.co.uk/
    (FMDA)

CO:  Futuremedia plc
ST:  England
IN:  ADV MLM CPR
SU: